

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2023

Frank D. Heuszel
Chief Executive Officer
Impact BioMedical Inc.
275 Wiregrass Pkwy
West Henrietta, NY 14586

Re: Impact BioMedical Inc.
Amendment No. 9 to Registration Statement on Form S-1
Filed May 15, 2023
File No. 333-253037

Dear Frank D. Heuszel:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 20, 2023 letter.

Amendment No. 9 to Registration Statement on Form S-1

Questions and Answers about the Distribution
What is being distributed to holders of DSS Common Stock in the Distribution?, page ii

1. Please tell us how you calculated the percentage given in response to this question or revise your disclosure as appropriate.

Item 11. Change in Auditors, page 48

2. Please revise your filing to include a letter filed as an exhibit to this registration statement from your former auditor stating whether it agrees with the statements made by you under Item 304(a) of Regulation S-K and, if not, stating the respects in which it does not agree. Refer to the guidance in Item 304(a)(3) of Regulation S-K.

Consolidated Balance Sheet, page F-4

3.   You state on page 45 under "General" that on May 11, 2023, you effected a forward split. As a result, there were 3,877,282,251 shares of Common Stock outstanding. Please retroactively revise the financial statements and throughout the filing, as applicable. See ASC 505-10-S99-4.

Notes to the Consolidated Financial Statements
Note 5. Investments, page F-11

4.   You state on page F-12 that as of December 31, 2022, you determined to impair 100% of your investment in Vivacitas, in the amount of $4,100,000. Please clarify to us and in the filing the reasons for the impairment and the timing thereof.

5.   Please clarify in the third paragraph of Note 5 the dates the fair value of the Company's investment in Nano9 is not readily available. If appears the reference to "Mach 31, 2022" should be December 31, 2022.

Note 7. Goodwill, page F-12

6.   Goodwill and intangible assets are significant to your balance sheet. Based on pages 4 and 20-22 you have not conducted, and do not have plans to conduct, any preclinical testing for the products, technology, or compounds listed. You also do not appear to have identified third parties or customers interested in purchasing, licensing or co-developing your products. Please address the following:
   • Provide us an update since your August 2, 2022 response as to why no impairment is required to be recorded with respect to goodwill. Tell us why a quantitative analysis is not required to be used in light of recurring operating losses and lack of development or apparent significant agreements to develop your products. Address the factors in ASC 350-20-35-3C in your analysis. For any agreements entered into, please clarify the status of any development with respect to your products and the significance of the agreement to your results of operations. For example, you state that you entered into a license agreement with ProPhase Labs in June 2022 to produce and distribute compound Equivir and in July 2022 you executed a license agreement with ProPhase BioPharma, a subsidiary of ProPhase Labs, for the Linebacker portfolio but it is unclear if any development has occurred and, if not, why no impairment is required to be recorded.
   • Please tell us the nature of and status of your developed technology disclosed in Note 8 on page F-12. Provide a detailed analysis as to why you believe an impairment is not required to be recorded.

Note 9. Debt, page F-13

7.   You state that the Revolving Promissory Note with DSS, a related party, which had a balance of $9.5 million and $12.5 million at December 31, 2022 and 2021, respectively,

accrues interest at a rate of 4.25%. Please tell us why there is no interest expense recorded in 2022. In this respect, we note in the last amendment you had recorded $133,000 interest expense for the nine months ended September 30, 2022.

Exhibits

8.   Please revise your opinion to opine on the updated amount of shares you are registering in connection with the Distribution.

 You may contact Eric Atallah at 202-551-3663 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Darrin M. Ocasio, Esq.